Selected Illustrative Operating and Financial Review and Prospects Information

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2017, 2016 and 2015, reported, for illustrative purposes, in US-Dollars. The following discussion and analysis should be read in conjunction with the information included under Item 4. Information on the Company and Item 18. Financial Statements in the Group’s Annual Report on form 20-F for the year ended December 31, 2017, filed with the SEC on February 22, 2018. The financial information presented in the following discussion and analysis is unaudited, and does not replace or supersede the actual financial statements of Orion Engineered Carbons, S.A. prepared in Euro and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and filed with the SEC as mentioned above.

Overview
In 2017, we generated revenue of $1,328.3 million on a volume of 1,087.4 kmt, a profit for the period of $75.3 million, and Adjusted EBITDA of $257.0 million. Adjusted EBITDA for our Specialty Carbon Black segment was $145.5 million, and the Segment Adjusted EBITDA Margin was 30.4%. This segment accounted for 36.1% of our total revenue, 56.6% of total Adjusted EBITDA and 24.0% of our volume in kmt in 2017. Adjusted EBITDA for our Rubber Carbon Black segment was $111.5 million, and Segment Adjusted EBITDA Margin was 13.1%. This segment accounted for 63.9% of our total revenue, 43.4% of total Adjusted EBITDA and 76.0% of our total volume in kmt in 2017.
Key Factors Affecting Our Results of Operations
We believe that certain factors have had, and will continue to have, a material effect on our results of operations and financial condition. As many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in our Annual Reported report on Form 20-F under “Item 3. Key Information–D. Risk Factors”, “Note Regarding Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects-Key Factors Affecting Our Results of Operations” as filed with the SEC on February 22, 2018.
Foreign Currency Exchange Rate Fluctuations
Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into U.S. Dollar, (ii) commercial transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, at non-U.S.-Dollar entities and (iii) financing transactions, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2017, 40%, 25% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into U.S. Dollar at the applicable currency exchange rate for inclusion in our consolidated financial information. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the U.S. Dollar relative to other currencies, in particular the Euro and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.
The pricing of carbon black oil, our main raw material, is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Most of our carbon black oil purchase contracts are denominated in U.S. Dollars. Generally, an appreciation of the U.S. Dollar has a negative impact on our results of operations and Net Working Capital, because our raw material purchases in U.S. Dollars may not be fully offset by our ability to pass-through changes in raw material costs to customers and by the translation effect of our results of operations outside the United States.
We manage our foreign currency exchange exposure through the use of derivative instruments to economically hedge on balance sheet foreign currency denominated receivables and payables. Effective as of January 2015, we consider the U.S. Dollar-denominated portion of our indebtedness under the Term Loan economically hedged our investment in our U.S. operations as the Term Loan is entered into by our German entity. As a result, as of the beginning of 2015, we do not use derivative instruments to hedge the U.S. Dollar-denominated portion of our Term Loan. We use customary products to manage other foreign exchange risk, including forward exchange contracts and currency options. We do not generally use foreign exchange hedging for expected exposure, as our expected exposure from sales is largely offset by our expected exposure from purchases.
U.S. Dollar Reporting
We will begin reporting our results in U.S. dollars rather than euros effective with the first quarter of 2018. U.S. dollar reporting could introduce greater volatility into our reported Adjusted EBITDA, net income and EPS, because substantial portions of our revenues and costs are denominated in non-dollar currencies.

Reconciliation of Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits. The following table reconciles Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Year Ended December 31,
	2017	2016	2015
	unaudited (in $ million, unless otherwise indicated)
Revenue(1)	1,328.3	1,139.3	1,234.5
Variable costs(2)	(803.8)	(620.0)	(747.9)
Contribution Margin	524.5	519.3	486.6
Volume (in kmt)	1,087.4	1,127.9	1,035.2
Contribution Margin per Metric Ton (in $)	482.4	460.5	470.1
(1) Separate line item in IFRS Financial Statements.
(2) Includes costs such as raw materials, packaging, utilities and distribution.
Adjusted EBITDA (Non-IFRS Financial Measure)

We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our Credit Agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business.

Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period. The following table presents a reconciliation of Adjusted EBITDA to consolidated profit for each of the periods indicated:

	Year Ended December 31,
	2017	2016	2015
	(in $ million)
Profit for the period	75.3	49.2	48.1
Income taxes	23.1	25.5	26.2
Profit before income taxes	98.3	74.7	74.3
Add back finance costs, net (4)	41.4	41.3	62.1
Deduction share of profit of joint ventures	(0.5)	(0.5)	(0.5)
Earnings before taxes and finance income/costs (operating result (EBIT))	139.2	115.6	135.8
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	97.1	98.4	80.9
EBITDA	236.2	214.0	216.7
Share of profit of joint venture	0.5	0.5	0.5
Restructuring expenses (1)	5.2	19.8	—
Consulting fees related to Group strategy (2)	2.8	2.8	1.6
Long Term Incentive Plan	8.8	4.0	1.0
Other adjustments (3)	3.4	5.7	11.7
Adjusted EBITDA	257.0	246.7	231.6
Thereof Adjusted EBITDA Specialty Carbon Black	145.5	151.5	127.5
Thereof Adjusted EBITDA Rubber Carbon Black	111.5	95.2	104.1
(1) Restructuring expenses for the period ended December 31, 2017 are related to further actions undertaken to realign our worldwide Rubber footprint in particular in Korea and to a lesser extent in the USA. Restructuring expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision to cease production by December 31, 2016 of the plant in Ambès, France. These expenses comprise personnel related costs of $6.8 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of $12.9 million.

(2) Consulting fees related to the Group strategy include external consulting fees relating to the restructuring of our rubber footprint and associated activities of USD 1.4 million, external consulting fees relating to the Acquisition of USD 0.6 million and other external consulting fees for establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of $2.4 million, costs to remediate damages incurred by hurricane Harvey of $1.4 million and costs associate with the secondary offering of our shares, offset by $1.4 million of reimbursements of reassessed real estate transfer taxes. Other adjustments for the period ended December 31, 2016 primarily relate to cost of $4.6 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include $5.6 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, $2.0 million Sarbanes-Oxley first time implementation costs, $2.0 million OECQ post acquisition-related costs and $1.7 million reassessed real estate transfer tax related to the 2011 acquisition.
(4) Finance costs, net consists of finance income and finance costs.

A.	Operating Results
2017 Compared to 2016
The table below presents our historical results derived from our consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2017	2016
	(in $ million)
Revenue	1,328.3	1,139.3
Cost of sales	(950.7)	(764.9)
Gross profit	377.6	374.4
Selling expenses	(130.0)	(126.7)
Research and development costs	(18.2)	(16.1)
General and administrative expenses	(77.5)	(75.8)
Other operating income	5.0	6.3
Other operating expenses	(12.6)	(15.3)
Restructuring expenses	(5.2)	(31.3)
Operating result (EBIT)	139.2	115.6
Finance costs, net(1)	(41.4)	(41.3)
Share of profit or loss of joint ventures	0.5	0.5
Financial result	(40.8)	(40.9)
Profit before income taxes	98.3	74.7
Income taxes	(23.1)	(25.5)
Profit for the period	75.3	49.2
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue increased overall by $189 million, or 16.6%, from $1,139.3 million ($427.0 million in our Specialty Carbon Black segment and $712.3 million in our Rubber Carbon Black segment) in 2016 to $1,328.3 million ($478.9 million in our Specialty Carbon Black segment and $849.4 million in our Rubber Carbon Black segment) in 2017.

This revenue increase was primarily due to contractually indexed sales price increases in our Rubber Carbon Black segment resulting from the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock and certain base price increases, offset partly by impacts resulting from a different product mix, by lower volumes and foreign exchange rate translation impacts.
Volume decreased by 40.5 kmt, or 3.6%, from 1,127.9 kmt (241.8 kmt in our Specialty Carbon Black segment and 886.1 kmt in our Rubber Carbon Black segment) in 2016 to 1,087.4 kmt (261.4 kmt in our Specialty Carbon Black segment and 826.0 kmt in our Rubber Carbon Black segment) in 2017. This decrease is mainly a result of a decrease in volumes sold of rubber carbon black products in all regions except South America and China and as a result of the closure of our Rubber standard grade production capacity in France and the U.S. and the ongoing conversion of capacity in South Korea. The decrease in our rubber carbon black products was partly offset by increased volumes for specialty carbon black products increased in all regions. The decrease in volume contributed a decrease of revenue of 1.1%, or $12.2 million (Volume in our Specialty Carbon Black segment increased and contributed an increase in revenue of 8.2%, or $34.8 million, while decreased volumes in our Rubber Carbon Black segment decreased revenue by 6.6%, or $47.0 million) in 2017 compared to 2016. The volume related decrease of revenue as well as negative impacts from our product mix of $13.5 million were offset mainly by positive impacts on revenue in 2017 compared to 2016 resulting from oil price changes of 14.9%, or $169.3 million, and increases of certain base prices of 2.0%, or $23.1 million. Foreign exchange translation effects had a positive impact of $22.3 million on our revenues.
Cost of Sales and Gross Profit
Cost of sales increased by $185.8 million, or 24.3%, from $764.9 million ($230.4 million in our Specialty Carbon Black segment and $534.4 million in our Rubber Carbon Black segment) in 2016 to $950.7 million ($289.5 million in our Specialty Carbon Black segment and $661.2 million in our Rubber Carbon Black segment) in 2017. The 3.6% decrease in volume in 2017 compared to 2016 resulted in a decrease of cost of sales of 2.6%, or $15.9 million (8.2%, or $13.6 million, increase in our Specialty Carbon Black segment and 6.5%, or $29.6 million, decrease in our Rubber Carbon Black segment) in 2017 compared to 2016. This volume-related decrease of cost of sales as well as a decrease associated with a change in our product mix was offset by higher oil prices of 30.2%, or $187.0 million and unfavorable foreign exchange translation effects of $11.5 million, with other impacts on cost of sales almost netting out each other.

Revenues of our Specialty Carbon Black segment increased by 12.2% in 2017 compared to 2016. The cost of sales in this segment increased by 25.6%. This increase in cost of sales reflects the timing impact of price increases for non-indexed customers during rising carbon black oil prices as well higher depreciation charges. The percentage increase in cost of sales of our Rubber Carbon Black segment (23.7%) was higher than the percentage increase in revenue (19.3%) of that segment. This increase in cost of sales reflects the effects of the increase in carbon black oil prices and timing impacts associated with higher oil prices, higher regional feedstock mix costs as well as higher depreciation charges in part due to hurricane Harvey impairments and accelerated depreciation at our Bupyeong, South Korea plant. These negative impacts were partly offset by lower cost of sales due to lower volumes in the Rubber segment.
Higher overall revenue as a result of the above mentioned impacts was sufficient to offset the increased cost of sales. Gross profit increased by $3.2 million, or 0.8%, from $374.4 million ($196.6 million in our Specialty Carbon Black segment and $177.8 million in our Rubber Carbon Black segment) in 2016 to $377.6 million ($189.4 million in our Specialty Carbon Black segment and $188.2 million in our Rubber Carbon Black segment) in 2017 for reasons described above.
Selling Expenses
Selling expenses increased slightly by $3.3 million, or 2.6%, from $126.7 million in 2016 to $130.0 million in 2017, despite a decrease in volume from 1,127.9 kmt in 2016 to 1,087.4 kmt in 2017 in part due to salary increases.
Research and Development Costs
R&D expenses increased by $2.1 million, from $16.1 million in 2016 to $18.2 million in 2017. This increase is primarily related to the timing of expenditures for individual development of programs as well as extended research to meet EPA related requirements resulting in our recent settlement with the EPA.
General Administrative Expenses
General administrative expenses increased slightly by $1.7 million, or 2.3%, from $75.8 million in 2016 to $77.5 million in 2017, increases in annual salary costs were compensated by foreign exchange translation effects.
Other Operating Income and Expenses
In 2017, other operating income amounted to $5.0 million and included, among other things, $1.5 million of income from the reversal of provisions and $1.4 million of reimbursement of real estate transfer taxes. Other operating expenses in 2017 amounted to $12.6 million, comprising primarily $2.8 million consulting fees related to group strategy, $2.4 million expenses related to the EPA enforcement action, $1.4 million costs to remediate damages incurred by hurricane Harvey as well as cost associated with our secondary public offerings.
In 2016, other operating income amounted to $6.3 million and included, among other things, $1.3 million of income from the reversal of provisions. Other operating expenses in 2016 amounted to $15.3 million, comprising primarily $4.6 million of expenses related to the EPA enforcement action (including accrued expenses for penalties and mitigation projects), $2.8 million related to group strategy consulting fees, 1.1 million related to loss on disposal of assets and 0.9 million of currency translation effects.
For additional details on other operating income and expenses see notes (6.2) and (6.3) to the audited consolidated financial statements.
Restructuring Expenses
As part of the strategic repositioning of the Rubber business footprint, we concluded consultations with local works council at our Ambès (France) plant to implement a restructuring and down staffing with a cessation of production at the site at the end of 2016. Expenses relating to this restructuring activity totaled $31.3 million in 2016 comprising cash costs of $17.7 million and non-cash items of $13.6 million(of which $11.5 million relate to impairments of fixed assets). Further activities in repositioning the Rubber footprint resulted in expenses of $5.2 million in 2017 mainly due to our efforts to consolidate our two Korean production sites.
Operating Result (EBIT)
Operating result increased by $23.6 million, or 20.4%, from $115.6 million in 2016 to $139.2 million in 2017, mainly driven by the one time effect incurred in 2016 relating to our restructuring expenses of repositioning of our Rubber business footprint and the effects described above.

Finance Costs, Net
Finance cost, net amounted to $41.4 million in 2017 compared to $41.3 million in 2016. Finance cost, net in 2017 includes, among others, $22.8 million of regular interest expenses, $4.1 million of amortization of capitalized transaction costs and $6.3 million net expenses of foreign currency revaluation effects.
Finance cost, net in 2016 includes, among others, $33.0 million of regular interest expenses, $4.2 million of amortization of capitalized transaction costs, interest expenses related to pension obligations of $1.7 million million and a net income of foreign currency exchange rate revaluation effects of $1.6 million.
Share of Profit of Associates
Share of profit of associates represents the equity income from our German JV, which was comparable in 2017 and 2016.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and improved by $0.1 million, or 0.1%, from $40.9 million finance expenses in 2016 to $40.8 million finance expenses in 2017.
Profit or Loss for the Period before Income Taxes
Our profit before taxes in 2017 was $98.3 million, reflecting an improvement of $23.6 million from a profit before taxes of $74.7 million in 2016, mainly due to the effects of expenses related to the strategic repositioning of the Rubber business footprint affecting 2016.
Income Taxes
Income taxes amounted to $23.1 million in 2017 compared to $25.5 million in 2016. While the profit before taxes increased significantly our income taxes were reduced by a one-time effect of $8.8 million from the re–measurement of our net deferred tax liabilities in the United States following the Tax Cuts and Jobs Act reform enacted as of December 22, 2017.
In 2017, the effective tax rate of 23.5% deviated from the expected group rate of 32% in particular due to the one-time effect associated with the U.S. tax reform. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
In 2016, the effective tax rate of 34.2% deviated from the expected group rate of 32%. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
Profit or Loss for the Period
Our profit for the period in 2017 amounted to $75.3 million, an improvement of $26.1 million, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin decreased by $5.2 million, or 1.0%, from $519.3 million in 2016 to $524.5 million in 2017, primarily due to changes in our product mix and negative impacts from feedstock mix. However, Contribution Margin per Metric Ton increased by 4.8%, from $460.5 per Metric Ton in 2016 to $482.4 per Metric Ton in 2017, reflecting higher proportional Specialty Carbon Black volumes in 2017 compared to 2016.

Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by $10.3 million, or 4.2%, from $246.7 million in 2016 to $257.0 million in 2017.
2016 Compared to 2015
The table below presents our historical results derived from our consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2016	2015
	(in $ million)
Revenue	1,139.3	1,234.5
Cost of sales	(764.9)	(879.4)
Gross profit	374.4	355.1
Selling expenses	(126.7)	(119.9)
Research and development costs	(16.1)	(14.8)
General and administrative expenses	(75.8)	(68.8)
Other operating income	6.3	8.3
Other operating expenses	(15.3)	(23.9)
Restructuring expenses	(31.3)	—
Operating result (EBIT)	115.6	135.8
Finance costs, net(1)	(41.3)	(62.1)
Share of profit or loss of joint ventures	0.5	0.5
Financial result	(40.9)	(61.6)
Profit or (loss) before income taxes	74.7	74.3
Income taxes	(25.5)	(26.2)
Profit or (loss) for the period	49.2	48.1
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue decreased overall by $95.2 million, or 7.7%, from $1,234.5 million ($423.4 million in our Specialty Carbon Black segment and $811.1 million in our Rubber Carbon Black segment) in 2015 to $1,139.3 million ($427.0 million in our Specialty Carbon Black segment and $712.3 million in our Rubber Carbon Black segment) in 2016.

This revenue decrease was primarily due to contractually indexed sales price declines in our Rubber Carbon Black segment resulting from the pass through of lower feedstock costs and, to a much lesser extent, product mix and foreign exchange translation effects. This decrease was offset by positive impacts from increased volumes and additional revenues of $36.2 million contributed by OECQ.
Volume increased by 92.7 kmt, or 9.0%, from 1,035.2 kmt (215.6 kmt in our Specialty Carbon Black segment and 819.6 kmt in our Rubber Carbon Black segment) in 2015 to 1,127.9 kmt (241.8 kmt in our Specialty Carbon Black segment and 886.1 kmt in our Rubber Carbon Black segment) in 2016. This increase is mainly a result of an increase in volumes sold of specialty carbon black products in all regions and an increase in demand for rubber carbon black products in Europe, South America and Korea. OECQ contributed 61.2 kmt (in the two months in 2015 following its acquisition at the end of October 2015 OECQ contributed 11.4 kmt). Demand for rubber carbon black declined in North America and South Africa. The increase in volume contributed an increase of revenue of 5.1%, or $62.7 million (11.0%, or $46.5 million, in our Specialty Carbon Black segment and 2.0%, or $16.2 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. The volume related increase of revenue was offset mainly by negative impacts on revenue in 2016 compared to 2015 resulting from oil price changes of 13.6%, or $167.5 million, and changes in product mix of 1.1%, or $13.3 million. Foreign exchange translation effects had a negative impact of $14.5 million on our revenues due to a weaker Euro.
Cost of Sales and Gross Profit
Cost of sales decreased by $114.5 million, or 13.0%, from $879.4 million ($252.0 million in our Specialty Carbon Black segment and $627.4 million in our Rubber Carbon Black segment) in 2015 to $764.9 million ($230.4 million in our Specialty Carbon Black segment and $534.4 million in our Rubber Carbon Black segment) in 2016. The 9.0% increase in volume in 2016 compared to 2015 resulted in an increase of cost of sales of cost of sales of 4.2%, or $31.5 million (10.9%, or $20.5 million, in our Specialty Carbon Black segment and 2.0%, or $11.0 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. This volume-related increase of cost of sales was offset mainly by changes in oil prices of 21.1%, or $157.7 million, reduction in price differentials of 3.2%, or $23.9 million, and a change in product mix of

1.3%, or $9.5 million.
Although revenues of our Specialty Carbon Black segment increased by 1.0%, cost of sales in this segment decreased by 9.0%. This decrease in cost of sales reflects the decline in price differentials incurred in last year and the decline in carbon black oil price and timing impacts associated with lower oil prices. The percentage decrease in cost of sales of our Rubber Carbon Black segment (14.8%) was distinctly higher than the percentage decrease in revenue (12.2%) of that segment. This decrease in cost of sales reflects the effects of the decrease in carbon black oil prices and timing impacts associated with lower oil prices, changes in product mix and foreign currency related decreases on the cost of sales of that segment.
Lower overall revenue as a result of the above mentioned impacts was more than offset by the reduced cost of sales. Gross profit increased by $19.3 million, or 5.5%, from $355.1 million ($171.4 million in our Specialty Carbon Black segment and $183.7 million in our Rubber Carbon Black segment) in 2015 to $374.4 million ($196.6 million in our Specialty Carbon Black segment and $177.8 million in our Rubber Carbon Black segment) in 2016 for reasons described above. The 9.0% increase in volume in 2016 compared to 2015 contributed an increase of gross profit of 8.8%, or $31.2 million (15.2%, or $26.0 million, in our Specialty Carbon Black segment and 2.8%, or $5.2 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. The volume related increase of gross profit was accompanied by positive impacts to gross profit mainly resulting from a combination of reduced price differentials and base price improvements.

Selling Expenses

Selling expenses increased by $6.8 million, or 5.6%, from $119.9 million in 2015 to $126.7 million in 2016, mainly due to the increase in volume from 1,035.2 kmt in 2015 to 1,127.9 kmt in 2016.
Research and Development Costs
R&D expenses increased by $1.3 million, from $14.8 million in 2015 to $16.1 million in 2016. This increase is primarily related to the timing of expenditures for individual development of programs.
General Administrative Expenses
General administrative expenses increased by $7.0 million, or 10.1%, from $68.8 million in 2015 to $75.8 million in 2016, due in part to annual salary cost increases and foreign exchange translation effects.
Other Operating Income and Expenses
In 2016, other operating income amounted to $6.3 million and included, among other things, $1.3 million of income from the reversal of provisions. Other operating expenses in 2016 amounted to $15.3 million, comprising primarily $4.6 million of expenses related to the EPA enforcement action (including accrued expenses for penalties and mitigation projects), $2.8 million related to group strategy consulting fees, 1.1 million related to loss on disposal of assets and 0.9 million of currency translation effects.
In 2015, other operating income amounted to $8.3 million and included, among other things, $2.4 million of income from valuation of derivatives. Other operating expenses in 2015 amounted to $23.9 million, comprising primarily $5.6 million of expenses related to the EPA enforcement action (in particular in connection with the evaluation of emission-removal technologies and legal advice), $3.4 million of valuation effects from derivatives, $2.0 million of costs related to implementation of Section 404 compliance, $2.0 million of OECQ related post-acquisition costs, $2.0 million of currency translation effects and $1.6 million related to group strategy consulting fees.
For additional details on other operating income and expenses see notes (6.2) and (6.3) to the audited consolidated financial statements.
Restructuring Expenses
As part of the strategic repositioning of the Rubber business footprint, we concluded consultations with local works council at our Ambès (France) plant to implement a restructuring and down staffing with a cessation of production at the site at the end of 2016. Expenses relating to this restructuring activity totaled $31.3 million in 2016 comprising cash costs of $17.7 million and non-cash items of $13.6 million(of which $11.5 million relate to impairments of fixed assets).
Operating Result (EBIT)
Operating result decreased by $20.2 million, or 14.9%, from $135.8 million in 2015 to $115.6 million in 2016, mainly driven by our restructuring expenses relating to the strategic repositioning of the Rubber business footprint.

Finance Costs, Net
Finance cost, net amounted to $41.3 million in 2016 compared to $62.1 million in 2015. Finance cost, net in 2016 includes, $33.0 million of regular interest expenses, $4.2 million of amortization of capitalized transaction costs, interest expenses related to pension obligations of $1.7 million million and a net income of foreign currency exchange rate revaluation effects of $1.6 million. Finance cost, net in 2015 includes, among others, $40.3 million regular interest expenses, $12.8 million net impact of foreign currency exchange rate revaluation effects and $5.3 million of amortization of capitalized transaction costs associated with the refinancing.
Share of Profit of Associates
Share of profit of associates represents the equity income from our German JV, which was comparable in 2016 and 2015.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and improved by $20.7 million, or 33.6%, from $61.6 million finance expenses in 2015 to $40.9 million finance expenses in 2016, mainly as a result of a swing from foreign currency exchange rate revaluation losses in 2015 into foreign currency exchange rate revaluation gains in 2016, reduced interest expenses following our voluntary debt repayments in 2015 and 2016 and the re-pricing of debt as of September 30, 2016.
Profit or Loss for the Period before Income Taxes
Our profit before taxes in 2016 was $74.7 million, reflecting an improvement of $0.4 million from a profit before taxes of $74.3 million in 2015, despite the effects of expenses related to the strategic repositioning of the Rubber business footprint.
Income Taxes
Income taxes amounted to $25.5 million in 2016 compared to $26.2 million in 2015, reflecting the mix of profit or loss of our subsidiaries across multiple jurisdictions in these periods.
In 2016, the effective tax rate of 34.2% deviated from the expected group rate of 32%. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
In 2015, the effective tax rate of 35.3% deviated from the expected group rate of 32%.
Profit or Loss for the Period
Our profit for the period in 2016 amounted to $49.2 million, an improvement of $1.1 million, reflecting all the factors described above. reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin increased by $32.7 million, or 6.7%, from $486.6 million in 2015 to $519.3 million in 2016, primarily due to increased volumes, some benefit from sales price changes and the effect of the consolidation of OECQ. As a result, Contribution Margin per Metric Ton decreased by 2.0%, from $470.1 per Metric Ton in 2015 to $460.5 per Metric Ton in 2016,
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by $15.1 million, or 6.5%, from $231.6 million in 2015 to $246.7 million in 2016.

Segment Discussion
Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment. We use segment revenue, segment gross profit, segment volume, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as measures of segment performance and profitability.
The table below presents our segment results derived from our audited consolidated financial statements for 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(in $ million, unless otherwise indicated)
Specialty Carbon Black
Revenue	478.9	427.0	423.4
Cost of sales	(289.5)	(230.4)	(252.0)
Gross profit	189.4	196.6	171.4
Volume (kmt)(1)	261.4	241.8	215.6
Adjusted EBITDA	145.5	151.5	127.5
Adjusted EBITDA Margin (%)	30.4	35.5	30.1
Rubber Carbon Black
Revenue	849.4	712.3	811.1
Cost of sales	(661.2)	(534.4)	(627.4)
Gross profit	188.2	177.8	183.7
Volume (kmt)	826.0	886.1	819.6
Adjusted EBITDA	111.5	95.2	104.1
Adjusted EBITDA Margin (%)(1)	13.1	13.4	12.8
(1)    Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2017 Compared to 2016
Revenue of the Specialty Carbon Black segment increased by $51.9 million, or 12.2%, from $427.0 million in 2016 to $478.9 million in 2017, primarily due to increased volumes, pass through of higher feedstock costs and base price increases, offset by impacts from changes in our product mix.
Volume of the Specialty Carbon Black segment increased by 19.5 kmt, or 8.1%, from 241.8 kmt in 2016 to 261.4 kmt in 2017, as a result of increased volumes in all regions, in particular from our European and North American facilities.
Gross profit of the Specialty Carbon Black segment decreased by $7.2 million, or 3.6%, from $196.6 million in 2016 to $189.4 million in 2017, mainly due to a lag in recovering higher feedstock costs as well as higher depreciation charges more than offsetting the increase in revenue from increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by $6.0 million, or 4.0%, from $151.5 million in 2016 to $145.5 million in 2017, as a result of decrease in gross profit (excluding the impact of increased depreciation on gross profit).
2016 Compared to 2015
Revenue of the Specialty Carbon Black segment increased by $3.6 million, or 0.9%, from $423.4 million in 2015 to $427.0 million in 2016, primarily due to a increased volumes offset by sales price declines resulting from pass through of lower feedstock costs.
Volume of the Specialty Carbon Black segment increased by 26.2 kmt, or 12.1%, from 215.6 kmt in 2015 to 241.8 kmt in 2016, mainly as a result of increased volumes in all regions, in particular from our North American and the European facilities.
Gross profit of the Specialty Carbon Black segment increased by $25.2 million, or 14.7%, from $171.4 million in 2015 to $196.6 million in 2016, mainly due to higher volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by $24.0 million, or 18.8%, from $127.5 million in 2015 to $151.5 million in 2016, in line with gross profit development.
Rubber Carbon Black
2017 Compared to 2016
Revenue of the Rubber Carbon Black segment increased by $137.1 million, or 19.3%, from $712.3 million in 2016 to $849.4 million in 2017, primarily due to an increase in contractually indexed sales prices resulting from the pass through of lower feedstock costs and certain base price increases in the 2017 agreements, offset primarily by impacts associated with decreased volumes.
Volume of the Rubber Carbon Black segment decreased by 60.1 kmt, or 6.8%, from 886.1 kmt in 2016 to 826.0 kmt in 2017 mainly due to weaker demand in in all regions except for South America and China and as a result of the closure of our Rubber standard grade capacity in France and the U.S. and the ongoing conversion of capacity in South Korea.
Gross profit of the Rubber Carbon Black segment increased by $10.4 million, or 5.8%, from $177.8 million in 2016 to $188.2 million in 2017, with favorable effects resulting from cost reductions mainly related to the closure of our Ambès, France, plant by end of 2016 as well as the impact of base price increases on our revenues.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $16.3 million, or 17.1%, from $95.2 million in 2016 to $111.5 million in 2017, due to development of gross profit and the impact of cost savings from effects related to our Rubber footprint restructuring efforts initiated in 2016 on sales, marketing and general administrative expenses.
2016 Compared to 2015
Revenue of the Rubber Carbon Black segment decreased by $98.8 million, or 12.2%, from $811.1 million in 2015 to $712.3 million in 2016, primarily due to a decrease in contractually indexed sales prices resulting from the pass through of lower feedstock costs. A change in product mix and negative foreign exchange effects were offset by additional revenue from OECQ and base price increases.
Volume of the Rubber Carbon Black segment increased by 66.5 kmt, or 8.1%, from 819.6 kmt in 2015 to 886.1 kmt in 2016 mainly due to higher demand in Europe, South America and Korea. OECQ contributed an additional 49.8 kmt in China.
Gross profit of the Rubber Carbon Black segment decreased by $5.9 million, or 3.2%, from $183.7 million in 2015 to $177.8 million in 2016, with unfavorable feedstock effects, declines in production efficiency and negative foreign exchange effects offsetting the positive impact of OECQ.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by $8.9 million, or 8.5%, from $104.1 million in 2015 to $95.2 million in 2016, due to development of gross profit and the impact on below gross profit costs associated with OECQ.

B.	Liquidity and Capital Resources
Historical Cash Flows
The tables below present our historical cash flows derived from our audited consolidated financial statements for 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(in $ million)
Cash flows from operating activities	173.3	219.3	237.2
Cash flows from (used in) investing activities	(90.3)	(68.5)	(83.0)
Cash flows used in financing activities	(94.4)	(143.6)	(157.1)

Cash and cash equivalents at the end of the period	72.3	77.9	71.1
2017
Cash inflows from operating activities in 2017 amounted to $173.3 million and consisted of a consolidated profit for the period of $75.3 million, adjustments primarily for depreciation of $97.1 million and income taxes of $23.1 million, cash outflows from Net Working Capital of $24.0 million, cash outflows from decreases in provision of $14.4 million, cash taxes paid of $39.5 million and the exclusion of net financing costs of $41.4 million.
Cash outflows from investing activities in 2017 amounted to $90.3 million for capital expenditure projects mainly related to preservation and overhaul projects as well as expenditures associated with our efforts to consolidate our to productions plants in South Korea.
Cash outflows from financing activities in 2017 amounted to $94.4 million. $28.9 million were used for repayments of borrowing, of which $20.7 million were paid as voluntary redemption of our Term Loan. $ million, net, were used for regular interest payments and other financing activities such as settlements of hedging transactions. In addition $45.7 million were used for dividend payments. Cash inflow of $11.9 million are related to a local bank loan facility.
2016
Cash inflows from operating activities in 2016 amounted to $219.3 million and consisted of a consolidated profit for the period of $49.2 million, adjustments primarily for depreciation of $98.4 million and income taxes of $25.5 million, cash outflows from Net Working Capital of $7.3 million, cash outflows from decreases in provision of $18.5 million, cash taxes paid of $19.7 million and the exclusion of net financing costs of $41.3 million.
Cash outflows from investing activities in 2016 amounted to $68.5 million for capital expenditure projects mainly related to preservation and overhaul projects offset by the receipt of cash indemnifications of $2.4 million in connection with the acquisition of OECQ (cash outflows related to OECQ in 2015 were $31.0 million of cash paid less acquired cash of $5.2 million).
Cash outflows from financing activities in 2016 amounted to $143.6 million. $51.8 million were used for repayments of borrowing, of which $43.8 million were paid as voluntary redemption of our Term Loan. $ were used for regular interest payments and other finance costs and $44.1 million for dividend payments.
2015
Cash inflows from operating activities in 2015 amounted to $235.0 million and consisted of a consolidated profit for the period of $48.1 million, adjustments primarily for depreciation of $80.9 million and income taxes of $26.2 million, cash outflows from Net Working Capital of $48.4 million, cash outflows from decreases in provision of $9.5 million, cash taxes paid of $11.3 million and the exclusion of net financing costs of $62.1 million.
Cash outflows from investing activities in 2015 amounted to $80.7 million, of which $25.8 million million were used for the acquisition of OECQ (cash paid $31.0 million less acquired cash of $5.2 million) and $57.2 million were capital expenditure projects mainly related to preservation and overhaul projects.
Cash outflows from financing activities in 2015 amounted to €157.1 million. €62.3 million were used for repayments of borrowing, of which $54.3 million were paid as voluntary redemption of our Term Loan. $ were used for regular interest payments and other finance costs and $44.3 million for dividend payments.

Sources of Liquidity
Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances, amounts available under our multicurrency, senior secured Revolving Credit Facility providing a line of credit of up to €175 million (USD equivalent: 209.9 million) and to a certain extent our subsidiaries facilities with local financial institutions. We cannot guarantee that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See “Item 3. Key Information–D. Risk Factors.” In addition, there are some statutory restrictions on the ability of our subsidiaries to transfer funds to us (e.g., legislation on permitted dividend payments or currency transfers), although we believe that we have structured our treasury operations to minimize the impact of such statutory restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	As of December 31,
	2017	2016	2015
Inventories	159.3	120.5	114.4
Trade receivables	234.3	200.8	187.4
Trade payables	(169.6)	(129.6)	(102.6)

Net Working Capital	224.0	191.8	199.3
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2017 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately $23 to $25 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital gradually increased from $191.8 million as of December 31, 2016 to $224.0 million as of December 31, 2017 primarily due to the impact from higher feedstock cost. If oil-prices recover to 2014 levels we may need considerable amounts to serve our Net Working Capital requirements.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Our Capital Expenditures amounted to $57.2 million in 2015, $70.9 million in 2016 and $90.3 million in 2017. We plan to finance our Capital Expenditures with cash generated by our operating activities.
While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in the summer of 2013. We also completed a number of debottlenecking and production expansion projects globally, in both the Specialty and Rubber segments. We estimate that our maintenance Capital Expenditure requirements will be approximately $25 million to $30 million per year. With the exception of required expenditures in association with our recent settlement with the EPA we currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.
Capital Expenditures in 2017 amounted to $90.3 million and were mainly composed of preservation and overhaul projects as well as expenditures associated with our efforts to consolidate our to productions plants in South Korea.
Capital Expenditures in 2016 amounted to $70.9 million and were mainly composed of mainly of preservation and overhaul projects.

Capital Expenditures in 2015 amounted to $57.2 million and were mainly composed of mainly of preservation and overhaul projects.

C.	Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2017.

	less than 1 year	1-3 years	4-5 years	more than 5 years	total

Long-term debt obligations(1)	54.0	70.0	671.3	—	795.3
Revolving Credit Facility(2)	—	—	—	—	—
Term Loan(3)	28.4	15.6	620.7	—	664.7
Interest expense on long-term debt(4)	25.6	54.4	50.6	—	130.6
Purchase commitments(5)	155.9	151.1	88.3	40.5	435.7
Operating leases	4.3	5.9	5.0	6.5	21.7
Total contractual obligations(6)	214.1	227.0	764.6	47.0	1,252.7

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)
Represents the obligation under the Revolving Credit Facility. As of December 31, 2017, there were no cash amounts drawn under our Revolving Credit Facility of €175.0 million (USD equivalent: 209.9 million).

(3)
Represents the Term Loans and includes the outstanding principal amount of €330.3 million which has been translated at an assumed exchange rate at the maturity date of €0.8338 per $1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Term Loan have been translated applying the same exchange rate. The amounts presented include a voluntary repayment of $20.7 million made in January 2017.

(4)	Represents interest expenses related to indebtedness from our Term Loans, assuming future interest based on a forward rate assumption.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)
This amount does not reflect the Company’s obligations under its existing pension arrangements, which as of December 31, 2017 amounted to $65.4 million. See note 7.8 Pension provisions and post-retirement benefits to the audited financial statements included elsewhere herein.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices or other factors (such as our ownership structure). As at December 31, 2017 Orion Engineered Carbons GmbH has four guarantees issued by Euler Hermes S.A. with a total volume of $19,869k (in prior year three guarantees by Euler Hermes S.A. of $16,158); one guarantee insurance issued by Deutsche Bank AG with a volume of $2,259k (in prior year one guarantee issued by HSBC AG with a volume of $2,213k). In addition there is cash collateral provided by Norcarb Engineered Carbons AB of €34k. None of these guarantees reduce the possible utilization limit of the current RCF.